March 19, 2014

Via EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Modern Holdings Incorporated
Registration Statement on Form S-1 (the “Registration Statement”)
Initially Confidentially Submitted on October 3, 2013
CIK No. 941436

Dear Mr. Shuman:

On behalf of Modern Holdings Incorporated (the “Company”), we are responding to the comments (the “Comments”) of the staff to the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated March 4, 2014.

Set forth below are the Comments and the Company’s responses thereto. Capitalized terms used but not defined below shall have the meanings given to them in the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Puttable Noncontrolling Interest, page F-36

1.	We note your response to prior to comment 11. Please clarify whether the shareholders that have exercised their put right have transferred their interest to you. Explain why the balance has not changed while substantially all of the interest has been put to you. In this regards, it does not appear that you have accounted for the exercise of the put right.

E-mail: james.seery@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3315	Newark, New Jersey 07102
Direct Fax: 973.491.3415	Phone: 973.491.3600 \ Fax: 973.491.3555

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Paul D. Drobbin \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

Response: In accordance with section 3.08 of the Innova Claims Management LLC Limited Liability Company Agreement, upon the receipt of the put notice, Modern Holdings shall be obligated to purchase the put units for a per unit purchase price equal to the then applicable Unit Put FMV (as defined). The closing of the put transaction shall take place fifteen (15) business days following the determination of the Unit Put FMV. At the closing, the holders of the Units that are the subject of the put notice shall deliver to Modern Holdings customary instruments of transfer necessary or appropriate to effect the transfer of all of the units. Upon receipt of the customary instruments of transfer, Modern Holdings shall deliver the purchase price in cash over a three year period.

Since the parties are in disagreement of the other parties’ Unit Put FMV calculation, the closing of the transaction has not occurred. As such, the holders of the units have not transferred their interests and the Company has not redeemed the puttable non-controlling interests and thus has not accounted for the exercise of the put right.

We will disclose this additional information regarding the process of redeeming the put units within our financial statements.

Signatures, II-4

2.	The registration statement has not been signed by your controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. Any person who occupies more than on one of these specified positions must indicate each capacity in which they sign the registration statement. See Instruction 2 to Signatures for Form S-1. Please revise

Response: The next pre-effective amendment to the Registration Statement will be properly signed by the principal accounting officer of the Company.

Please call the undersigned at (973) 491-3315 with any questions or for any further information. Thank you for your assistance.

Very truly yours,

/s/ James T. Seery

James T. Seery

JTS/rmg

cc: Henry L. Guy, President and Chief Executive Officer

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